UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Rule 13d-2)

INTESA SANPAOLO S.p.A.
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE €0.52 EACH
(Title of Class of Securities)

Compagnia di San Paolo
(Name of Persons Filing Statement)

     Piero Gastaldo
c/o Compagnia di San Paolo
Corso Vittorio Emanuele II, 75
10128 Turin, Italy
Tel. No. + 39 011 5596927
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

With a copy to:
Luigi L. De Ghenghi, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017, USA
Tel. No. 1-212-450-4296

January 1, 2007
 (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13-d(g), check the following box: ☐

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CUSIP No. 465 224 103 (American Depositary Shares)	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Compagnia di San Paolo (the “Compagnia”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS?
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 910,475,308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 910,475,308
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 910,475,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.68%
14	TYPE OF REPORTING PERSON OO

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     General

     This Amendment No. 3 (“Amendment No. 3”) further amends the statement on Schedule 13D, dated November 1, 1998 (the “Schedule 13D”), filed with respect to the ordinary shares, par value €2.80 per share (the “Sanpaolo IMI Shares”), of Sanpaolo IMI S.p.A., a company incorporated under the laws of the Republic of Italy (“Sanpaolo IMI”). The Schedule 13D was amended on June 17, 2002 (“Amendment No. 1”) and on June 17, 2004 (“Amendment No. 2” and, together with Amendment No. 1, the “Amendments”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D, as amended by the Amendments.

      Item 1. - Security and Issuer

     The Schedule 13D, as amended by the Amendments, was filed with respect to the Compagnia’s beneficial ownership of Sanpaolo IMI Shares. On August 26, 2006, the Board of Directors of Sanpaolo IMI approved a framework agreement and the guidelines of a merger (the “Merger”) of Sanpaolo IMI with and into Banca Intesa S.p.A. (“Banca Intesa”). On October 12, 2006, the Boards of Directors of Banca Intesa and Sanpaolo IMI approved a merger plan for the Merger. On December 1, 2006 the extraordinary shareholders’ meetings of Banca Intesa and Sanpaolo IMI approved the Merger. The Merger became effective on January 1, 2007.

     Pursuant to the Merger, Banca Intesa (which upon effectiveness of the Merger changed its name to Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”) was the surviving entity. Upon effectiveness of the Merger, by merging into Banca Intesa, Sanpaolo IMI ceased its separate existence.

     Pursuant to the Merger, each outstanding Sanpaolo IMI Share, as well as each outstanding Sanpaolo IMI azione privilegiata (see Item 5 below) was exchanged for 3.115 ordinary shares (par value €0.52) of Banca Intesa (the “Intesa Sanpaolo Shares”). This Amendment No. 3 is filed with respect to Compagnia’s ownership of Intesa Sanpaolo Shares.

      Item 3. - Source and Amount of Funds or Other Consideration

      Not applicable.

      Item 4. - Purpose of the Transactions

      Not applicable.

      Item 5. - Interest in Securities of the Issuer

     The Compagnia beneficially owns, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, 910,475,308 Intesa Sanpaolo Shares, representing approximately 7.68% of the ordinary share capital of Intesa Sanpaolo. Of the 910,475,308 Intesa Sanpaolo Shares beneficially owned by the Compagnia:

  338,483,609 Intesa Sanpaolo Shares were Sanpaolo IMI Shares (the subject of the Schedule 13D, as amended by the Amendments) which were exchanged into Intesa Sanpaolo Shares pursuant to the Merger.

  490,117,376 Intesa Sanpaolo Shares were Sanpaolo IMI azioni privilegiate, a special class of shares into which Sanpaolo IMI Shares were converted pursuant to Italian Law 461 of December 23, 1998, enacted by Italian legislative decree 153 of May 17, 1999 which allows the ordinary shares of banking institutions, such as Sanpaolo IMI, held by charitable banking foundations, such as the Compagnia, to be converted into preferred shares of a special class.

  81,874,323 Intesa Sanpaolo Shares were Intesa Shares beneficially owned by the Compagnia prior to the Merger.

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      Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Both the April 19 Agreement and the April 21 Agreement ceased their effectiveness as of the date of effectiveness of the Merger.

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     SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 2007

Compagnia di Sanpaolo

By:	/s/ Piero Gastaldo

	Name:	Piero Gastaldo
	Title:	General Secretary

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